June 5, 2026

Aviv Sher
Chief Executive Officer
Codere Online Luxembourg, S.A.
7 rue Robert St  mper
L-2557 Luxembourg,
Grand Duchy of Luxembourg
R.C.S. Luxembourg: B255798

        Re: Codere Online Luxembourg, S.A.
            Registration Statement on Form F-3
            Filed June 02, 2026
            File No. 333-296418
Dear Aviv Sher:
       This is to advise you that we have not reviewed and will not review your registration statement.
       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
       Please contact Christopher Dunham at 202-551-3783 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Trade &
Services
cc:    Sami Ghneim, Esq.